Filed by First Foundation Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: TGR Financial, Inc.

(Commission File No. 333-258069)

First Foundation, Inc.

Moderator: Kavanaugh, Scott

July 27, 2021

11:00 AM ET

OPERATOR:This is Conference # 7543199

Operator:

Greetings, and welcome to First Foundation’s Second Quarter 2021 Earnings Conference Call. Today’s call is being recorded. At this time, all participants have been placed in a listen-only mode and the floor would be opened for your questions following the presentation. If you would like to ask a question at that time, please press star one on your touchtone phone. If at any point your question has been answered, you may remove yourself from the queue by pressing the pound key. We ask that you please pick up your handset to allow optimum sound quality.

Speaking today will be Scott Kavanaugh, First Foundation’s Chief Executive Officer; Kevin Thompson, Chief Financial Officer; and David DePillo, the President. Before I hand the call over to Scott, please note that management will make certain predictive statements during today’s call that reflect their current views and expectations about the Company’s performance and financial results. These forward-looking statements are made subject to the safe harbor statement included in today’s earnings release.

In addition, some of the discussion may include non-GAAP financial measures. For a more complete discussion of the risks and uncertainties that could cause actual results to differ materially from any forward-looking statements and reconciliations of non-GAAP financial measures, see the company’s filings with the Securities and Exchange Commission. Now, I would like to hand the call over to Scott Kavanaugh. Please go ahead.

First Foundation Q2 2021 Earnings Call	July 27, 2021

Scott Kavanaugh:

Hello and thank you for joining us. We would like to welcome all of you to our second quarter 2021 earnings conference call. We will be providing some prepared comments regarding our activities, and then we will respond to questions.

,

We delivered another strong quarter of results as our business model is performing well across the entire -- a 17% increase over the first quarter of 2021 and a 46% increase year-over-year. Total revenues were 71.9 million for the quarter, a 9% increase for the first quarter of 2021 and a 25% increase year-over-year.

Our tangible book value per share ended the quarter higher at 14.27 dollars. We declared and paid our second quarter cash dividend of 9 cents per share. The transformation of our business model has really taken shape. As I have mentioned on these calls before, we have been focused on transforming our balance sheet and diversifying our offering. This has only strengthened our position as a regional commercial bank. As we look at our business today, we are a much safer bank than what we were just three short years ago when many of you on the call first invested in it.

Let me elaborate on a few points related to this. Business and commercial loans now account for 28% of our loan portfolio, and no one sector accounts for more than 20% of our business lending portfolio, showcasing the diversity of the businesses we serve. We still do an amazing job with originating and funding multifamily loans, but our C&I division has been responsible for a significant uptick in originations, including 30% of the 1.1 billion we originated this quarter.

We continue to add to our commercial lending capability with the addition of new lending teams in Las Vegas and the Los Angeles area. We brought on a new dedicated builder finance team that is focused on construction lending, another way we are diversifying our loan offering. We also established our municipal finance team last year and equipment finance continues to be a strong source of loan originations. Our single-family team is consistently adding high credit quality, low LTV loans to our portfolio.

Looking at deposits, our core funding has also increased over the past quarters and today accounts for 98% of our total deposits attributable to our significant

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reduction in our brokered deposits and an increase in more business-related operating accounts. We have zero Federal Home Loan Bank advances today while at the same time, our loan-to-deposit ratio improved to 85% at the end of the quarter.

We think this updated profile of our bank’s balance sheet has several meaningful benefits, two of which I would like to highlight on this call. We have a solid pipeline of loans that generate attractive yields in spite of low interest rate environments. During a time when many banks are having trouble generating interest income, we have experienced net interest income growth of 20% year-over-year. Related to this, our funding costs have decreased to 18 basis points in the month of June, even as we have increased our total deposits by 26% year-over-year. This also means that we will not have an immediate need for home loan bank borrowings for the foreseeable future.

In addition to the transformation of our balance sheet, I want to remind everyone that we have the added benefit of an in-house private wealth management offering, which also reached record levels of assets under management by adding 529 million and ending the quarter at 5.3 billion. This important offering includes investment management, wealth planning, trust services and each provides meaningful value to our clients and generates additional sources of revenue for the company.

Also, the wealth management business is continuing to gain scale as the combined pretax margin for trust and wealth management was 23% for the quarter. Soon, we will have a crypto currency offering through our collaboration with our partners, NYDIG and Fiserv. This project is well underway, and we are closely working with our regulators on the scope of digital asset solutions that we can bring to traditional banking. We expect to roll out our offering in the fourth quarter of this year.

All of these services position us well as we seek to serve our clients. Our business model is designed to help clients wherever they are in their financial lives, and today’s results indicate that our model is working very well across the diverse and dynamic markets we serve. Related to our expansion efforts, our growth in Texas is going very well and we are so grateful for the warm reception. -- As we operate today, our newly appointed General Counsel, Kelly

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Rentzel, joins me in this space, along with several other team members who are based here in Dallas.

We are also pleased that we have officially opened our first LPO in Las Colinas in Texas, and we’ll be looking for future growth in Plano and other areas. This includes signing space for our first retail branch. There are so many attractive markets in Texas that are business-friendly and a great fit for our offering, we are really pleased to be here. During the quarter, we announced our planned acquisition of Naples based First Florida Integrity Bank. We are so pleased at the opportunity to expand into another business-friendly state, Florida, but also excited about adding new talent from the existing team to our operations.

At the close of the transaction, Gary Tice will join our Board and Garrett Richter will become a Regional President of our Florida operations. It will be really exciting to work with them and the FFIB team as we expand upon the legacy of what they have built. This truly is a merger of two firms with a common vision. In terms of a timeline related to the acquisition, there are still several steps to go, but we are making good progress. We have filed our S4 and expect regulatory approval by sometime next quarter.

Then we would like to convert their operations onto the First Foundation Bank platform in early 2022. There is a great presentation about the details of the merger on our Investor Relations page for those that would like more information. I want to say how pleased I am with the entire team at First Foundation. We have a great group of people who are very committed to serving clients and building a valuable business. We also have amazing clients who entrust us with their financial well-being. It is truly an honor to be able to lead this organization, and I’m really excited about our future. Now, let me turn the call over to our CFO, Kevin Thompson.

Kevin Thompson:

Thank you, Scott. Earnings per diluted share of 58 cents in the second quarter included 1.2 million of expenses related to our acquisition of TGR Financial. The return on assets was strong at 1.4% with a return on tangible common equity of 16.7%. Adjusting for the merger-related expenses, our return on assets would have been 1.45% and our adjusted return on tangible common equity would have been 17.3%.

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The net interest margin expanded 4 basis points to 3.2% in the quarter as a result of strong loan growth and the continued success we have had in lowering deposit pricing. We maintain discipline in loan production with the average yield on loans dropping slightly by 11 basis points to 3.88%. Our cost of deposits decreased from 31 to 20 basis points in the quarter and continued the downward trend to 18 basis points in June.

With strong C&I loan production and increasing core deposits over the past several quarters, our balance sheet is trending less liability sensitive. We completed the sale of 133 million of multifamily loans in the quarter, recognizing a 3.3 million gain. We recognized 905,000 dollars of PPP fee income or 16% of the total net PPP fees, bringing the cumulative fees realized to 77% from the total PPP loans funded of 227 million. Excluding the effects of PPP, the NIM would have been 3.19% for the quarter.

Credit metrics remain strong in all our loan portfolios, and the allowance for credit losses for loans decreased to 40 basis points of total loans. This was primarily a result of improvement in the economic scenario we utilize for the CECL calculation. We had net charge-offs of one basis point and nonperforming assets remained low at 20 basis points to total assets.

We recognized a 1.3 million dollar valuation allowance on mortgage servicing rights in the quarter as a result of changes in the interest rate environment and prepayment speeds. Asset management fees were strong with revenues of 8.7 million and as Scott referenced, our advisory and trust divisions achieved a combined pretax profit margin of 23% in the quarter.

Assets under management at FFA increased to 5.3 billion, while trust assets under advisement at FFB remained strong at 1.2 billion. Our non-interest expense increased in the quarter, but excluding the 1.2 million in merger-related expenses, was essentially flat. The efficiency ratio for the quarter was 47.3%. With strong expense management and the investments we have made in our infrastructure, we continue to realize benefits from operational leverage and efficiencies. I will now turn the call over to David DePillo.

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David DePillo:

Thank you, Kevin. As Scott mentioned, the transformation of our balance sheet continues to develop nicely and today, we are well positioned as a regional commercial bank servicing a diverse client base. Adding some more detail to that, I would like to highlight our commercial business lending accounted for 39% of our originations for the first six months of the year.

In the quarter, we funded 336 million of C&I loans, which contributed to our third straight record quarter of originations of 1.1 billion for this quarter. 57% of our C&I loans in the quarter were adjustable commercial revolving lines of credit, which is a strategic move for us as we continue to shift the balance sheet to more rate neutral from liability sensitive.

The remaining C&I originations were comprised of 73 million of commercial term loans, 34 million of public finance loans, 27 million of equipment finance loans and 10 million of owner-occupied commercial real estate loans. They are all high-quality business loans that generate strong yields and continue to diversify our loan portfolio.

Included in commercial term loan originations was 10.1 million of second round of PPP funding. Looking more broadly at the 1.1 billion of loans that we originated in the second quarter, the percentage breakdown was as follows. C&I, including owner-occupied commercial real estate, 30%, multifamily 64%, single-family 5% and 1% other.

We continue to focus on high-quality loans to solid borrowers. It is always important to note that we accomplished this record quarter of originations without changing our high underwriting standards and our NPAs fell to a low of 20 basis points during the quarter. The loan pipeline remains strong heading into the third quarter as we expect to have some seasonal cyclicality over the summer months.

Speaking more specifically about loan yields, we achieved a weighted average interest rate of 3.35% on loan originations, which held steady from the first quarter, which was also a 3.35. This continues to demonstrate our ability to achieve record volumes while defending the yields on our portfolio.

As of June 30, 2021, our loans held for maturity consists of 51% multifamily loans, 28% C&I loans, 5% other CRE, 15% consumer and single-family loans

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and 1% land and construction. Our deposit business also experienced historic levels of inflows with an increase of 861 million during the second quarter of 2021 to end the quarter at 7.1 billion, which reflects a 26% increase compared to the second quarter of 2020.

Deposit growth during the second quarter of 2021 was primarily driven by an increase of 1.1 billion or 50% in non-interest-bearing demand deposits, largely attributed to our commercial deposits service division and retail branches. The increases in deposits were offset by a reduction in interest-bearing demand deposits of 116 million, a reduction in money market and savings accounts of 28 million, largely from our digital bank channel, in addition to a reduction in CDs of 89 million, primarily due to our intentional runoff of higher costing broker deposits.

Our non-interest-bearing deposits now account for 46% of our total deposits. The 861 million growth in deposit stream in the second quarter of 2021 includes an increase in commercial deposit service group of 859 million and retail branch deposits of 76 million. Of the 892 million increase in core deposits, 884 million, or 99%, were attributed to commercial business deposits both from our commercial deposit channel, serving complex treasury management, commercial customers and from our business banking customers served by our retail branches.

Commercial deposits were 74% of our total core deposits as of June 30th, core deposits now account for 98% of total deposits. Our cost of deposits has continued to improve and reached a low point of 18 basis points in June. As noted, this reflects the benefit of our continued transformation to a commercial regional bank. Although, as Kevin mentioned, NIM expanded to 3.20% during the quarter. Our robust deposit growth has provided us some additional excess liquidity. This excess liquidity will likely provide a slight drag to NIM over the next couple of months as we put it to work through loan fundings, which tend to slow down during the summer, but accelerate in the fourth quarter.

Looking further out, we are preparing for our up-and-coming loan sale, which we expect to complete in the third quarter, which will be our seventh such deal to date and has become a routine part of our business. A few final points about our investment in technology: Our efforts in technology and digital innovation are going well with several key implementations already complete and some

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plan for later this year, including a significant enhancement to our digital offering for both our business and personal banking clients as well as a new mobile app for those clients that choose to engage with those using mobile devices, including phones and tablets. These enhancements should put our digital offering on par with anything offered by the fintech or neo banks within a safe and secure environment of a traditional bank.

We also continue to make further enhancements to our enterprise data that helps us better service our clients and improve operational efficiencies. With the addition of Texas and soon-to-be-added Florida locations, these will be investments that are sure to pay off as we scale up these opportunities. All of this success in the quarter could not have been achieved without the great team we have in place. I’m so grateful for their dedication and hard work. At this time, we are ready to take questions, and I will hand it back to the Operator.

Operator:

Thank you. The floor is now open for questions. If you would like to ask a question, press star then the number one on your telephone keypad. And your first question comes from Matthew Clark of Piper Sandler.

Matthew Clark:

Hey. Good morning guys. Just wanted to hone in on the non-interest-bearing deposit growth a little more. Can you give us a better sense of how much of that came from your Dallas initiative, how much of it might have come from cannabis efforts and then just speak to kind of the more traditional types of sources of growth? It is a pretty meaningful increase, it could be considering the size of a bank in one quarter.

Scott Kavanaugh:

Dallas has not really kicked in yet. The reality is we are just signing our first branch opportunity and that probably won’t even be online until the first quarter of next year. Cannabis has slowly increased, but it is still a very minor portion. I would say that the increase is really attributable more to the traditional means and the people that we have had in staff for a while.

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David DePillo:

Yes. I would just add that some of that is growth from existing clients. A lot of it is new client acquisition, but we would mention that we do have existing clients in the Dallas market that contributed a pretty significant growth during the second quarter one particular plan added several hundred million. So, we are seeing growth out of that market, we still happen to start banking that client prior to our move of the headquarters, but yes, it is organic through our distribution channel and clearly, demand is outstripping our ability to deploy deposits at this point.

Matthew Clark:	Okay. Do you feel like those balances are sticky or do you feel like there is some portion of that growth this quarter that was more of a timing issue that might move in the upcoming quarters?
Scott Kavanaugh:

So, I think they are very sticky, but the reality is there are high points and low points with some of those clients. Right now, the balances are starting to build back, and they will fall in the fourth quarter slightly and then build.

David DePillo:

Yes, I would say we probably see a lot of the traditional balance growth of existing customers as Scott just stated, this typically hits during the third quarter and then the cyclical nature of some of those that are way down during the fourth quarter and then start building up. However, we have made a conservative effort to diversify those business deposits away from some of the cyclicality that we see in some of the clients. So, we probably won’t see the level of movement, but again, Matthew, the demand out there from even new customers is so high and they are pretty much - yes, we are turning away deposits at record levels.

Matthew Clark:

Okay. Then just shifting gears to the loan pipeline and kind of growth outlook a lot stronger this quarter. It sounds like you expect some seasonality in the third quarter, but what are your overall thoughts on production in the back half and kind of net growth in general?

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David DePillo:

So, we still expect the first quarter to be the low point. Third quarter will be obviously down from the second quarter just because of the summer months and actually knock on wood, post COVID, people are actually traveling. So, we are seeing more of--unlike last year--we had record lows in production, mostly related to COVID during the third quarter. This will be a traditional cyclicality, but it still should be greater than what we experienced in the first quarter, but I would say that we traditionally have run anywhere from 2.5 to 2.8 billion. Our current run rate is 3.5 billion to 4 billion.

Our expectation is we are going to continue at that run rate, and we don’t see demand at this point falling off. So, as we stated previously, we have kind of built infrastructure and teams to support a much greater funding level than we have historically achieved in the past, and we are starting to see the fruits of those labors pay off.

Matthew Clark:	Okay. Is it fair to assume with the acquisition that you will probably be at 5 billion next year, roughly?
David DePillo:

It depends on how quickly we expand in that market. Their historical run rate--Kevin, correct me if I’m wrong--I think it is 200 to 300 million a year ex-PPP. We think that is going to be a gradual increase as we expand in that market. So, I’m not sure it is going to be one billion by next year, but it will certainly be scaling up from what they historically have done, but again--

Scott Kavanaugh:

I think it depends on what Florida can chip in. Texas is already gearing up pretty substantially on the loan side. They are approaching 100 million in a pipeline, which is pretty healthy considering the team has only been here for a couple of months. So, that may be a little bit ambitious on the five billion, but --

David DePillo:

Yes, I would say we have not modeled that, however, we have not completely integrated all of the modeling around post acquisition, at least from our expectations outside of what we put a redeployment of cash in the model, but I would say our plan is to step up their historical run rate in our new markets relatively rapidly as they were planning to do that on their own, but that tended to be a little more capital constrained in the past.

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Matthew Clark:

Okay. Then just on the reserve, down a little bit ex-PPP, I think, roughly 41 basis points. I think some of that is macro factors, and I would assume some of it is also just less C&I contributing to the overall production this quarter relative to last, but what are your thoughts on the reserves? Should we expect that to kind of reset back to 50 basis points with the acquisition in the fourth quarter?

Kevin Thompson:

We haven’t fully modeled that yet. Other than you can see our when we announced the deal, that’s our latest modeling and you saw in our S4, we did some estimates as well. So, more to come, we have a lot of work to do before we close to understand their loan portfolio better and to implement CECL as a smaller bank. They weren’t subject to CECL requirements. So, we will run their loans through our model.

To your point, there are more commercial loans. So, we do anticipate a higher reserve rate.

David DePillo:

I wouldn’t say it would be that significant, even the credit quality of the portfolios and the historical performance and the seasoning of it. They are a very, very conservative bank and their reserve levels are at a little over -.

Scott Kavanaugh:	They are 1.5%.
David DePillo:	Yes. 1.5%.
Kevin Thompson:	Yes, but on commercial real estate.
David DePillo:

On commercial, they are probably up there in the - Yes. So, it may drive it up a little, Matthew, but given their portfolio compared to ours in size, the primary driver is obviously multifamily and residential mortgage tend to drive our ratio down since we do tend to reserve higher levels on C&I.

Matthew Clark:	Yep. Understood. Thank you.
Operator:	Thank you. Your next question is from Steve Moss of B. Riley Securities.

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Stephen Moss:

Hi good morning. Nice quarter here. Maybe just tying up loan growth a little bit further. Obviously, it sounds good on the pipeline and originations are impressive. You do have a pickup in paydowns. As you think about the pace of growth, maybe even with TGRF, are you guys comfortable with kind of like a mid-teens type growth rate heading into next year?

David DePillo:

Yes, I think so. Like you say, it all really depends on where the market is as far as rates from a CPR standpoint. We have tended to step those up in our modeling recently to reflect current pay down rates, but if the CPRs stay where they are at, I would say mid-teens is probably where we expect to be.

Stephen Moss:

Perfect. That is helpful. And then just in terms of the teams you guys added in Vegas and Los Angeles, I think it was this quarter. Can you give a little more color as to what you are expecting from them and their business focus?

David DePillo:

Sure. So, LA is more mid-market and below traditional team that has been in the market for, I would say, several years now. So that would be kind of LA Metro mid-market and below. This is a little different animal. It is part of our corporate banking team. It is a team that originally came out of US Bank and eventually made their way over to us, which have a strong hold in the Western region on the corporate.

So, we would say that is mid-market and above and they are hitting stride and have been very successful. The management team there is also helping in leveraging our overall corporate initiatives nationwide. So, it was really additive not only from just a pure production standpoint, but just the depth and breadth to our corporate banking group.

Scott Kavanaugh:	Dave, you may also talk about the new builder finance team and their pipeline.

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David DePillo:

Yes. We added a builder finance team that actually the individual that runs that worked with us at a bank several years ago and has been very successful. This is what we would consider more of an infill spec and owner builder program, they do infill as well as some multifamily construction as well. So, this isn’t large track or a large builder finance, and it is primarily in California for a majority of their production. They are actually doing extremely well so far, building their pipeline and we are adding the additional expertise.

We always had a very, very strong funds control and infrastructure, but we lacked a team to focus on really driving more scale in that production side. So, we are very pleased they have been here for a few months now and already have a nice pipeline building.

Stephen Moss:	Got it. Maybe on the Texas LPO as well, I think Scott, you mentioned close to a 100 million dollar pipeline just kind of curious what the type of loans you are seeing and about those activities?
David DePillo:

So, that’s traditional commercial real estate, mostly multifamily focused throughout. As you know, Texas is a very large market for that, and these are individuals that have been servicing in the market. We are doing some bridge financing around that as well because of the repositioning of some complexes within the market as that market continues to grow and prosper.

So, I would say majority of it is multifamily bridge and a little bit of CRE. We have plans to add additional C&I bankers in the market, but have been very, very selective in our approach to that market as it relates to C&I.

Stephen Moss:	Okay. Great. Then just with all the investments ongoing, just excluding TGRF, kind of curious as to how you guys are thinking about expenses and expense growth rate here.

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David DePillo:

So, we have always not been shy about adding infrastructure as needed in order to continue to expand our profitability and we kind of manage to an overall expense ratio. So, we want to try to maintain that kind of 50% or below from an efficiency standpoint. I think you saw in the second quarter, some of the investments we made in previous quarters are now starting to pay off. We still are going to add additional production and infrastructure, but our expectations are we kind of target at 50% efficiency.

David DePillo:

Yes. The only thing I would add on that Steve is we were stuck at like 500 employees for a while until we decided to kind of ramp up the production side and with that, we had to ramp up underwriters, processors, funders, compliance people. You really have to have that same infrastructure build.

So, we have gone just this year alone from 500 employees around the start of this year to think it is about 540 or 550. If not, we are leaning that way towards getting very close to it, but Dave’s right, we are trying to do at lockstep with making sure that our efficiency ratio maintains around that 50ish level until we can taper off and then hopefully get some efficiencies to scale.

Kevin Thompson:

I will just add that with the acquisition of TGR Financial, we anticipate getting to the 9.4 billion level by year-end and sometime next year dipping into 10 billion area, which, as you know, brings a new regulatory regime and additional requirements for a bank. We are well on the way of preparing for that and investing as we need to in talent.

One of the nice things about TGR Financial, they come with a very talented team and are a great addition to both our culture, but as well, the infrastructure we need to add in order to have a really high functioning team. So, normally, you would see higher cost saves. We have opted to retain many really talented employees from TGR at close so that we can be prepared for the 10 billion mark. So, there will be expenses related to that, but to Dave’s point, we anticipate seeing at or below the 50% efficiency ratio mark.

Stephen Moss:	Okay. Great. Well, thanks very much guys.
David DePillo:	Thank you.

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Scott Kavanaugh:	Thank you, Steve.
Operator:	Thank you. Your next question comes from Gary Tenner of D.A. Davidson.
Gary Tenner:

Thanks. Good morning. Just to touch on the margin for a second. Last couple of quarters or three quarters, you have been able to kind of offset the decline in headwinds on earning asset yield side by lowering deposit costs. Given where those deposit costs are right now, is there enough room to kind of sustain the margin at the current level or given kind of the new loan production rate in the low threes and drag on loan yields, are we likely to see a little bit of pressure?

Scott Kavanaugh:

I will start with the deposit side. We have squeezed a fair amount out and I would say that for the most part, we are probably drawing to a close on what we think we can really squeeze out of the marketplace. I think we have done an exceptional job of lowering the cost of deposits, but I don’t think that you are going to see much more in the way of our cost of funds shrinking much more than the 18 basis points that was experienced in June.

David DePillo:

So, I would say on the loan side, it is interesting, Gary, it is a little less to do whether or not we are adding lower loan yields on our portfolio and really getting cash returning close to zero deployed into some earning asset above zero. So, whether we fund at 3.35 percent or 3.25 or even 3.00 on new loans, it is getting that billion dollars of excess cash that is earning 20 basis points or less into an earning asset, about earning 3% or more, and that will probably have a much more material impact to maintain our margin than slightly lower loan yields, but as you can see, we have been funding in this range for quite some time.

Whatever the yield curve does day-in and day-out, week-in, week-out. We pretty much have been funding at a floor rate for, I would say, well over a year. So, our rate may vary 10 basis points up or down, but that certainly has some impact, but it is really getting cash earning almost zero into something more than that is going to have the biggest impact.

Gary Tenner:

Yes. That makes sense. So, with the backdrop of obviously the liquidity build being a headwind in terms of asset yields, can you talk about the decision to sell loans this quarter in advance of the securitization?

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David DePillo:

So, this is interesting. Dealing with the agencies when we originally were talking to them, there was a focus on them securitizing assets that met a national BLI calculator.  Very little of what we originate meets the national BLI scenario. So, we said, well, we may move away from a single securitization and selling to private institutions and smaller blocks. We completed one of those and then went back into the agency said well we can actually complete a transaction, which also benefited us.

So, net-net, at the end of the day, we are probably doing a slightly smaller transaction in a bulk scenario because of what we sold in the second quarter. So, that was really the primary reason why you have a little bit of a sale in this quarter, and then we will have a larger sale in the third quarter. Again, the majority of the reason we are selling these assets are to make room with existing customers in order to maintain our one-to-one borrower ratio. It is just our ability to service those customers year-in and year-out, and it is strategic for us to maintain the relationship also the servicing through multi securitization, but that is the reason why we had that split.

Gary Tenner:	Okay, I appreciate the color.
Operator:	Thank you. Once again if you would like to ask a question, press star then then number one on your telephone keypad. And your next question is from David Chiaverini of Wedbush Securities.
David Chiaverini:

Hi. Thanks. A couple of questions for you. A follow-up on deposits, you mentioned about how the commercial deposit services channel serving complex treasury management, commercial customers. I was curious, is there anything new with the product offering as you approach clients or was it this Las Vegas corporate banking team that was a big contributor there? I’m just curious if there is any change or anything new that helped drive this strong growth.

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Scott Kavanaugh:

I would say that the main changes that came about, historically, most of our clients have done more batch operations and some of our clients have now gone to more of an online type banking situation, which has required some changes. So, I would say we are much more dynamic than we previously were in how we handle those clients, which overall has made our systems better, but frankly, there really hasn’t been any product offerings or anything that has really changed other than meeting the demands of clients to upgrade IT to handle those types of online versus a batch.

David DePillo:

Yes. I would say, in particular, we did a conversion of our commercial system this year in order to service those clients. As Scott mentioned, there are several complexities as far as open API environment and our ability to service those clients that have, I would say, more real-time needs versus nightly batch, which is a segment of the clientele.

So, yes, strategically, we made an investment in our transformation of our C&I platform to what we consider a best-in-class delivery mechanism. And it can service clients from a million to a billion. It really doesn’t matter and our ability to handle large volumes of transactions significantly increased during that conversion process and post conversion process that and as Scott mentioned, just outsized demand from our client base. Not necessarily that much is driven by the Vegas Group. They are particularly focused more on the loan side of the business, but they do provide us additional deposits through those relationships.

David Chiaverini:

Got it, that is helpful. Then shifting gears. This is more of a housekeeping question, but I saw the professional services and marketing line item and expenses jumped up a little bit. Is that a function of the merger charge, is that where that was?

Kevin Thompson:	Yes. All the merger charges are in that line. That is correct.
David DePillo:	It is legal.
Kevin Thompson:	Yes. Legal and professional.
David DePillo:	Legal and professional.

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David Chiaverini:	Got it. Thanks very much.
Operator:	Thank you. We have no further questions at this time. I will turn the call back over to Mr. Scott Kavanaugh for closing remarks.
Scott Kavanaugh:

Thank you again for participating in today’s call. I am very proud of the results we reported. All of our business lines are doing exceptionally well, and I’m very pleased that the path we are on. There are great opportunities related to our geographic expansion in the Dallas-Fort Worth Metroplex and in Florida, and we continue to invest in serving our existing markets in California, Nevada and Hawaii.

As a reminder, our earnings report and investor presentation can be found on the Investor Relations section of our website. Thank you and have a great remainder of your day.

Operator:	Thank you, everyone. This does conclude today’s conference call. You may now disconnect.

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